UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 29096 / December 22, 2009

_____

In the Matter of   :
                                                                             :
MEMBERS MUTUAL FUNDS   :
ULTRA SERIES FUND   :
MADISON ASSET MANAGEMENT, LLC   :
8777 N. Gainey Center Drive, Suite 220   :
Scottsdale, AZ 85258   :
                                                                             :
(812-13654-01)   :
_____:

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940
GRANTING AN EXEMPTION FROM SECTION 15(a) OF THE ACT AND RULE
18f-2 UNDER THE ACT

Members Mutual Funds, Ultra Series Fund and Madison Asset Management, LLC, filed an
application requesting an order under section 6(c) of the Investment Company Act of 1940 (the
"Act") exempting applicants from section 15(a) of the Act and rule 18f-2 under the Act. The
application was filed on April 16, 2009 and amended on September 23, 2009 and November 23,
2009. The order permits applicants to enter into and materially amend subadvisory agreements
without shareholder approval.

On November 23, 2009, a notice of the filing of the application was issued (Investment
Company Act Release No. 29062). The notice gave interested persons an opportunity to request
a hearing and stated that an order disposing of the application would be issued unless a hearing
was ordered. No request for a hearing has been filed, and the Commission has not ordered a
hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that granting the requested exemption is appropriate in the public
interest and consistent with the protection of investors and the purposes fairly intended by the
policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the relief requested by Members Mutual Funds, Ultra Series Fund and Madison Asset Management, LLC (File No. 812-13654-01) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Florence E. Harmon
Deputy Secretary